June 28, 2012

Ronald Winfrey

U.S. Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549-4628

Dear Mr. Winfrey:

Please find enclosed a flash drive containing files in response to Comment #4 and Comment #9, on the SEC response letter and an updated Engineering Report. The Engineering Report was updated due to Comment #6. If you have any questions, please contact me at (801) 680-7663 or J.P. Dick with Pinnacle Energy Services, LLC at (405-810-9151 or (405) 826-5865.

Thank you,

/S/: Jeremiah J. Burton

Jeremiah J. Burton

Geologist

Richfield Oil & Gas, Inc.
15 W South Temple, Ste 1050

Salt Lake City UT 84101

801-519-8500
801-519-6703 fax

jburton@richfieldoilandgas.com

15 West South TempleS Suite 1050, Salt Lake City, Utah 84101 Office 801.519.8500 Fax 801.519.6703

Monthly Basis

	Boxberger			Mai			Hoffman			Furthmyer West		
Property	Box A3 SWD	Box A5	BoxFurth	Mai E2	Mai	Johnson 2 SWD	Hoff 4	Hoff 6 SWD	Hoffman Lease	Furth 1	Furth 11 SWD	Furth 22 Lease
Expenses												
Electricity			1,800.00		214.69				440.00	397.00		
Pumper	50.00	100.00		100.00	50.00		100.00	50.00		100.00	50.00	
PU Rental							1,500.00					
SWD Rental						25.00					150.00	
Chem/Steam Treatments	300.00	321.00					321.00			321.00		
Total Expenses	350.00	421.00	1,800.00	100.00	264.69	25.00	1,921.00	50.00	440.00	818.00	200.00	-
Totol Exp by Project			2,571.00			389.69			2,411.00			1,018.00

Monthly Basis

	Neidenthal		Furthmyer East			Neidenthal North		
Property	Neid 1	Neid LT N23 Lease	Furth 6	Furth 13	Furth 23 Lease	Neid 5	M.J. Neid Lease	Stark Lease
Expenses								
Electricity		313.00			750.00			316.00
Pumper	100.00		100.00	100.00		100.00		
PU Rental								
SWD Rental								
Chem/Steam Treatments	321.00		250.00	250.00		250.00		
Total Expenses	421.00	313.00	350.00	350.00	750.00	350.00	-	316.00
Totol Exp by Project		734.00			1,450.00			666.00

Monthly Basis

	Perth					
Property	Whitten 12	Whitten 13	Whitten	Wyckoff 12	Wyckoff	Dowis
Expenses						
Electricity			21,444.35			
Pumper	500.00			200.00		
PU Rental	2,200.00					
SWD Rental						
Chem/Steam Treatments	700.00			700.00		
Total Expenses	3,400.00	-	21,444.35	900.00	-	-
Totol Exp by Project						25,744.35

Exhibit B

Line Item Operating Costs, requested in Comment #9

	PUD Case	Probable Case (Incremental)	Combined PUD and Prob. Case
Electricity	$250	$5,250	$5,500
Pumper	$100		$100
SWD Rental & Pumper	$50		$50
Chemical/Steam Treatments	$500	$402	$902
Pump Repair/Replacement	$575	$500	$1,075
Production Overhead	$500		$500
Insurance	$25		$25
Total	**$2,000**	**$6,152**	**$8,152**

Please note that most of the new drills in our development plan have a PUD and Prob. Case, in the SAME WELL. Accordingly, some of the Operating costs have been attributed to the PUD case, and some Operating costs have been attributed to the Probable case.